William P. O”Neill (202) 637-2275 william.o’neill@lw.com	555 Eleventh Street, N.W., Suite 1000 Washington, D.C. 20004-1304 Tel: +1.202.637.2200 Fax: +1.202.637.2201 www.lw.com

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Re:	K12 Inc.
Form 10-K for the Year Ended June 30, 2013
Filed August 29, 2013
Form 10-Q for the Quarter Ended March 31, 2014
Filed April 29, 2014
File No. 001-33883

On behalf of our client, K12 Inc. (the “Company,” “we,” “us” or “our”), this letter sets forth the Company’s responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 22, 2014, with respect to the above-referenced annual report on Form 10-K (the “Form 10-K”) and quarterly report on Form 10-Q (the “Form 10-Q”).  The Staff’s comments are set forth below followed by the Company’s response to each comment.  Previously, the Company received comments from the Staff by letters dated March 4, 2014 and April 10, 2014 and the Company responded by letters dated March 28, 2014 and April 30, 2014. In connection with the Company’s response to each comment the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•                                          the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                                          the Company may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Comment
Form 10-K, Item 7. Critical Accounting Policies and Estimates, page 63

Revenue Recognition, page 64

1.                                      We note your response to comment 5. Please provide the substance of your response in future filings and cite the parameters that you consider in estimating funding for revenue recognition purposes, including count dates, average daily attendance, special needs enrollment, historical completion, progress trajectory, student location, funding caps and withdrawal rates.

Response

In future filings, K12 will include the following disclosure in the discussion of Critical Accounting Policies and Estimates:

Each state or school district has variations in the school funding formulas and methodologies, which we use to estimate funding for revenue recognition at our respective schools. As we build the funding estimates for each school, we are mindful of the state definition for count dates on which reported enrollment numbers will be used for per pupil funding.  The parameters we consider in estimating funding for revenue recognition purposes include district count definitions, withdrawal rates, average daily attendance, special needs enrollment, student demographics, progress trajectory and historical completion, student location, funding caps, and other state specified categorical program funding.  The estimates we make each period on a school by school basis consider the latest information available to us and consider material relevant information at the time of the estimate.

Comment
Form 10-K, Item 7. Critical Accounting Policies and Estimates, page 63

Revenue Recognition, page 64

2.                                      In your response to comment 6 you state “we have not seen a material change in the rate of net withdrawals within any particular school year.” It appears your assertion of immateriality is predicated upon your ability to attract new students during the school year, an occurrence that is unrelated to withdrawals. So, it seems, information concerning gross withdrawals may in fact be material to investors. Please address each of the following questions in a detailed response and in expanded disclosure.

a.              With respect to the school districts where funding is affected by withdrawals, quantify the gross number of withdrawals in each of the past three years and the percentage these withdraws represent of the total enrollment as of the beginning of the school year.

b.              If true, please specifically disclose that for those states where the funding formula is dependent on some estimate of withdrawals, withdrawals are estimated using a methodology that is in accordance with state governed policies.

c.               Identify any school or school district where you have become aware of a risk of possible contract non-renewal. Quantify the total amount of revenue earned from these schools in 2013.

d.              For those schools where gross withdrawals as a percentage of beginning of the year attendance exceeds two standard deviations from the mean, please quantify the total amount of revenue earned from these schools in 2013.

Response

We respectfully disagree with the assumption that information concerning gross withdrawals during a school year “may in fact be material to investors.”  We believe this assumption is based upon a misunderstanding of how states determine the funding they provide to local school districts and to public charter schools.

States make determinations on funding based upon a wide variety of factors.  Some states base per-pupil funding on a single enrollment count date during the year, other states use several count dates during the year, and others look at average daily attendance over a full year or lesser period.

We report total enrollment in our managed schools in early October as a measure we believe is useful to investors to assess growth in our business from the prior year.  We use this beginning total enrollment number in managing our business throughout the year, and we then report average enrollment over each quarter to disclose any material changes in initial total enrollment during the year.  We use aggregate average enrollment during any given period in managing our business, and thus we believe this is the non-financial metric that is most helpful to investors in understanding how we view the business.

That said, a gross withdrawal number for any given period versus a new enrollment number — however offsetting the two numbers may or may not be — is likely to be much less useful to investors without substantially more granular information.  For example, for the students who withdrew from their school did they spend a meaningful period at the school, or were they there only a few weeks or months?  Was a student who withdrew in February a new enrollee in November and thus not part of the initial enrollment count in October?  We believe a gross withdrawal number if anything could overstate the impact that early withdrawals or short term enrollments could have on the estimated funding for our schools over the year, which is the aggregate information most relevant to us in managing our schools and to our investors.

In short, over the past three years we have not experienced a trend where our gross withdrawals as a percentage of beginning enrollments has or will materially change.  In fact, the gross withdrawals as a percentage of beginning enrollments over the past three years has maintained within a narrow band of less than two percent of variance.

In response to Comment No. 2.b above, we are not aware of any states that have adopted policies for estimating withdrawals.  Therefore, we do not factor any such policies when estimating withdrawal rates, which determine our internal estimates of funding as we manage our business quarter by quarter and over the year.  Please refer to our response to Comment No. 5 in our response letter dated April 30, 2014 where we describe our calculation of withdrawal rates.

In response to Comment No. 2.c above, and as we clearly state in our risk factors, every year several of our managed public school contracts are up for renewal and there is always a risk of non-renewal.  To put this in context, K12 had service agreements with 66 managed public schools in FY 2013, and in FY 2014 we have service agreements with 73 managed schools.  Each of our customers (the governing charter school authority or school board) has a legal obligation to select vendors, including K12, that best serve the educational mission of the school and its students, and we believe that our customers will continue to find K12’s curriculum, technology and administrative support services to be attractive, as evidenced by the long-term contracts that have been executed by the parties.  In fact, while our customers frequently negotiate new terms and conditions prior to renewal, or even restructure the service (both reductions and increases) and curriculum relationship, since our IPO in late 2007 we have only experienced one instance where a customer decided to non-renew and sever any further relationship with K12.  (In a few other instances, we decided not to seek renewal of a managed school contract, such as after a loss of program funding or charter expiration).

As we disclosed in our FY 2013 Form 10-K, we still have two contracts in FY 2014 that meet the definition of “material agreements” under Item 601(b)(10)(ii)(B) of Regulation S-K, one with the Ohio Virtual Academy and the other with the Agora Cyber Charter School, which represent approximately 10% and 14% of our overall revenue for the year to date, respectively.  While the boards of these schools, like the boards of other schools, will negotiate new contract terms and services prior to renewals, and typically will request negotiations with us during the contract term, we do not plan to disclose the existence of any contract renewal negotiations with a school—which will only invite a competitor or other school constituent to disrupt or interfere with those negotiations and potentially create a risk of non-renewal.  To the extent we become aware of a probable risk of non-renewal of a material contract we would disclose such circumstances at the appropriate time.  Please note further that, in connection with the Staff’s Comment No. 8 in its letter of April 10, 2014, the Lawrence, Kansas School District has determined to offer its virtual high school option in the coming year, and negotiations with the School District to procure curriculum services from K12 are continuing.

In response to Comment No. 2.d above, we respectfully submit that the information requested is not material to investors, particularly given that we have only two material agreements for managed school services out of some 73 during FY 2014.  Fundamentally as explained above, our revenue is not affected in a material way due to gross withdrawals during a school year when a substantial portion of withdrawals is offset by new enrollments during the year.  As we have explained in the past, a student may withdraw from a given school of choice for any number of reasons, including re-location of the family, or the decision to elect an alternative which may include attending the neighborhood brick and mortar school or attending a different charter school.  New enrollees sign up to K12-managed schools during the school year for the same possible reasons.  For those schools where gross withdrawals as a percentage of beginning of the year attendance exceeds two standard deviations from the mean, the total amount of revenue earned from these schools in 2013 was approximately $5.9 million.  A five percent standard deviation in gross withdrawals from the mean at any given managed school is not going to alter the total mix of information about K12 and whether schools and students are satisfied  with  the services we provide. Indeed, students and parents highly satisfied with the online public school they attend often withdraw for reasons totally unrelated to the quality of academics at the school, such as the desire to participate in competitive sports through a traditional school.

Comment
Form 10-Q, Item 2. Comparison of the Nine Months Ended March 31, 2014 and Nine Months Ended March 31, 2013, page 24

3.                                      We note your response to comment 7 and your response to comment 10 of your letter dated March 28, 2014. Regarding the contracts where you receive a management service fee, net of absorbing any school operating losses, please specifically identify in your disclosure the expenses that are directly related to the delivery of service and are recognized in the beginning of the year, rather than prorated over the contract term, and advise us.

Response

To supplement the disclosure contained in our Critical Accounting Policies and Estimates, in future filings K12 will include the following disclosure:

Under our turnkey management service contracts, we have generally agreed to absorb any cumulative operating losses of the schools over the respective contract period. For these contracts, a school operating loss may reduce our ability to collect our management fees in full though as noted it does not necessarily mean that we incur a loss during the period with respect to our services to that school.  Accordingly, we recognize revenue, net of our estimated portion of school operating losses, to reflect the expected cash collections from such schools. Revenue is recognized based on our performance of services under the contract which we believe is proportionate to our incurrence of costs.  We incur costs directly related to the delivery of services.  Most of these costs are recognized throughout the year; however, certain costs related to the upfront delivery of printed materials, workbooks, laboratory materials and other items provided at the beginning of the school year are recognized as expense when shipped.

Comment
Form 10-Q, Item 2. Comparison of the Nine Months Ended March 31, 2014 and Nine Months Ended March 31, 2013, page 24

4.                                      We clarify that in our prior comment 8, we asked you to discuss your revenue and earnings outlook based on identifiable trends that could affect or have affected your contract renewals or non-renewals, favorably or unfavorably, in a material way (not limited to those resulting in a “materially adverse impact”). Refer to Item 303 of Regulation S-K.

Response

Each of our contracts is unique as are the negotiations of any given contract.  Contracts vary based on our customer’s state education requirements, anticipated student populations, charter objectives, and the level of managed and teaching services desired from K12.  Our prior response to Comment No. 8 was limited to identifiable trends that could affect or have affected our contract renewals or non-renewals in a material adverse manner.  In clarification, we have not historically had contract renewals or non-renewals result in either a materially adverse or favorable financial impact.

As noted in our response to Comment No. 2.c above, while our experience has been very positive in maintaining a vendor relationship with nearly all of our schools, we note that there is increasing competition from other providers to virtual schools and that some schools may be re-considering their education model, and that there is always some risk that a school supported by K12’s products and services could determine to procure curriculum and services elsewhere.  We believe that we appropriately disclose the associated risks of non-renewals and charter applications in our “Risk Factors” in our FY 2013 Form 10-K.  To the extent that a given period is impacted materially by a contract renewal, non-renewal or charter revocation at one of our managed schools, we will provide additional disclosure in our Management Discussion and Analysis to that effect.  In addition, to the extent we provide forward looking statements and guidance regarding revenue and earnings outlooks that are or could be materially impacted by a contract non-renewal or charter application, we will enhance our disclosures.

Comment
Form 10-Q, Item 2. Comparison of the Nine Months Ended March 31, 2014 and Nine Months Ended March 31, 2013, page 24

5.                                      Please disclose that you derive over 10% of your revenues from special education students, how funding for such students is generally determined, and how it impacts your profitability.

Response

In future filings, K12 will include the following disclosure in the discussion of Critical Accounting Policies and Estimates:

At March 31, 2014 special education students comprise approximately 13% of our student population and approximately 20% of estimated funding for revenue recognition purposes at our schools for the nine months ended March 31, 2014.  We compute revenue at the school level not based on the type of student served, therefore we are unable to determine the revenue and profitability by student type.  For each student enrolled, we receive basic per pupil funds determined by state funding count definitions and policies which vary from state-to-state.  Additionally, based on the needs of the student population we may receive supplemental special education state funding grants and federal funding under the Individuals with Disabilities Act (IDEA).  While we do not track profitability at the per-student level, these supplemental funding programs are intended to offset part of the costs of the K12 education needs of children with disabilities through reimbursement of qualifying costs under the programs.

Comment
Form 10-Q, Item 2. Comparison of the Nine Months Ended March 31, 2014 and Nine Months Ended March 31, 2013, page 24

6.                                      We note that for the nine months ended March 31, 2014, the year-over-year growth in revenue and average enrollment at your Managed Public Schools were 7.9% and 5.2% respectively. As reported in your 2013 Form 10-K, between 2013 and 2012, your year-over-year revenue and average enrollment growth were 22.6% and 12.7%, respectively. Tell us the following:

•                  Why the disparity between your revenue and average student enrollment growth rates significantly narrowed in 2014.

•                  Why despite the higher growth rate for revenue relative to the growth rate for average student enrollment during each of the last 3 years, you stated on page 60 of the Form 10-K that “the growth rate of our managed school average student enrollments exceeded the growth in revenue.”

•                  How “mixed shift to High School, reductions in the per-pupil rate of achieved state funding in some states, and lower utilization in federal and state restricted funding per managed student,” which you further cited on page 60, affected revenue growth, if at all.

Response

In response to Bullet No. 1 above, revenue growth in any given year is driven by a mix of enrollment growth and average revenue per enrollment. During FY 2013, the average revenue per enrollment increased 8.7% and average enrollment increased  12.7%. The higher average revenue per enrollment will drive the higher revenue relative to the increase in average enrollments.

For the nine months ended March 31, 2014, the average revenue per enrollment increased 2.6% which is the reason driving a smaller discrepancy in growth rates between revenue and average enrollments. In this case, the gap in FY 2013 growth between revenue and average enrollments was 9.9% (22.6% minus 12.7%) and for the nine months ended March 31, 2014, this gap was 2.7% (7.9% minus 5.2%). The ratio of 9.9% to 2.7% is 3.7. Similarly, the growth in average revenue per student was 8.7% in FY 2013 and 2.6% for the nine months ended March 31, 2014 or a ratio of 3.3. Please see our response to Comment No. 8 in our response letter dated March 28, 2014, which further describes the factors impacting the average revenue per enrollment.

In response to Bullet No. 2 above, we acknowledge the sentence order is reversed and should read, “the growth rate in revenue exceeded the growth of our managed school average student enrollments.”  We will correct this in our future filings.

In response to Bullet No. 3 above, in further clarification to the statement contained in our FY 2013 Form 10-K, we experienced reductions in the percent of per-pupil rate of achieved state funding in some states, and lower utilization in federal and state restricted funding in FY 2012 as compared to FY 2011, while conversely, we saw increases in FY 2013 as compared to FY 2012.

The increase in average revenue per enrollment in FY 2013 as compared to FY 2012 was due to the following (percentages indicated reflect percentage of total increase in average revenue per enrollment):

•                  Mix shift to High School – 2%

•                  Change in per pupil rate of achieved state funding in some states – 46%

•                  Higher utilization in federal and state restricted funding per managed student – 14%

•                  Other changes in state funding rates – 38%

*        *        *        *        *

Please feel free to contact me at (202) 637-2275 or Howard D. Polsky, General Counsel and Secretary of K12 Inc., at (703) 483-7158 if you have any questions regarding our responses above.

Very truly yours,

/s/ William P. O’Neill

William P. O’Neill
of Latham & Watkins LLP

cc:                                Kathleen Krebs, Special Counsel

Emily Drazan, Staff Attorney
Kathryn Jacobson, Staff Accountant

Howard D. Polsky